Exhibit 99.1

Nexa exploration campaign confirms best drill hole intersection to date at Aripuanã zinc project

Luxembourg, December 11, 2019 - Nexa Resources S.A. (“Nexa Resources” or “Nexa” or the “Company”) (NYSE and TSX Symbol: “NEXA”) is pleased to provide an update on the existing exploration drilling campaign at its Aripuanã zinc project (“Aripuanã Project” or “Aripuanã”), located in Mato Grosso state, Brazil. Drilling from February to November 2019 was focused on mineral resource expansion at the Babaçu exploration target, which lies to the southeast of the Ambrex deposit.

The latest exploration results confirmed a thick mineralized zone in fold hinge in the deep northwest extension of Babaçu.

•                  The highlight was drill hole BRAPD000057 that intersected 257 meters grading 3.71% zinc, 1.87% lead, 0.36% copper, 0.23g/t gold and 43.68g/t silver; followed by

•                  Drill hole BRAPD000047 that intersected 33 meters grading 3.68% zinc, 1.38% lead, 0.03% copper, 0.06g/t gold and 43.68g/t silver and that intersected 79 meters grading 4.55% zinc, 2.45% lead, 0.83% copper, 0.60g/t gold and 51.11g/t silver; and

•                  Drill hole BRAPD000050 that intersected 106 meters grading 5.09% zinc, 2.07% lead, 0.54% copper, 0.42g/t gold and 45.88g/t silver.

The Babaçu exploration target has confirmed mineralization over more than one kilometer long and it is still open at depth on the northwest extension, as indicated in “Figure 1” and “Table 1” below.

Tito Martins, CEO of Nexa, commented, “the updated findings at the Babaçu exploration target substantiate our expectations of the existence of other mineralized zone that could be part of a larger mineral trend, supporting Aripuanã’s future growth. We remain confident of the potential of the Aripuanã Project and believe it will exceed our initial estimates of value creation.”

The Aripuanã Project is among the top 3 largest greenfield projects under construction(1) and its exploration results also indicate Aripuanã as one of the largest Volcanogenic Massive Sulphide (VMS) deposits in Latin America.

Our drill program will remain focused on the northwest extension of Babaçu and we expect to execute an additional 8,000 meters of mineral exploration in 2020.

The Aripuanã Project(2) consists of three main mineralized zones — Arex, Link and Ambrex — with estimated zinc equivalent production at 120kt per year over a life-of-mine of 13 years. Mine production is expected to commence in 2021.

(1)  Wood Mackenzie report of September 2019.

(2)  For further information review “TECHNICAL REPORT ON THE FEASIBILITY STUDY OF THE ARIPUANÃ PROJECT, STATE OF MATO GROSSO, BRAZIL” available in https://www.sedar.com.

Aripuanã — Updated Results

Between February and November 2019, drilling activity at the Aripuanã Project included the Company drilling and assaying eleven drill holes (totaling 7,969 meters), exploring the lateral extensions of the Babaçu exploration target. The potential range of tonnage and grades is further described below.

Nexa personnel supervised this drilling program and samples were sent to ALS Global Lima, Peru, an independent laboratory with International Organization for Standardization (“ISO”) 9001, ISO 14001:2004 and ISO 17025:2009 certification. Assays were performed by multi-element analysis: ME-MS61, a 48 multi-element suite using four acid digestion and inductively coupled mass spectrometry (ICP-MS) finish. The Babaçu drill locations are shown on “Table 1” and its highlighted drilling results are shown in “Table 2” below.

Figure 1. Location map of the Aripuanã Project, Babaçu exploration Target and other exploration targets, historical drill holes and the Babaçu 2019 drill holes. The Babaçu exploration target is fully open to the NW at depth.

Table 1. Babaçu 2019 Drilling Locations

Hole	Easting (m)	Northing (m)	RL (m)	Depth (m)	Azimuth	Dip
BRAPD000043	227,643	8,886,595	296	568	200	-71
BRAPD000047	226,900	8,887,057	194	807	200	-75
BRAPD000049	226,990	8,887,032	187	814	200	-75
BRAPD000050	226,837	8,887,105	206	791	200	-75
BRAPD000051	227,613	8,886,503	311	407	200	-62
BRAPD000054	227,613	8,886,503	311	577	200	-75
BRAPD000056	227,806	8,886,519	309	441	200	-61
BRAPD000057	226,796	8,887,163	193	917	200	-75
BRAPD000059	226,695	8,887,208	177	990	200	-73
BRAPD000060	226,859	8,887,141	193	775	200	-74
BRAPD000071	226,848	8,887,285	181	883	200	-68

Coordinates in UTM SAD69 - zone 21S

Table 2. Highlights of the Babaçu Exploration Target Drilling Results

Drill Hole	From (m)	To (m)	Interval (m)	Zn (%)	Pb (%)	Cu (%)	Au (g/t)	Ag (g/t)	Zn Eq* (%)
BRAPD000043	521	528	6.7	0.02	0.03	1.42	0.14	11.54	3.19
BRAPD000047	570	585	15.5	3.47	1.18	0.50	0.58	52.92	7.05
BRAPD000047	585	606	20.8	0.25	0.06	1.64	1.07	90.28	6.50
BRAPD000047	609	642	32.7	3.68	1.38	0.03	0.06	24.88	5.31
including	613	625	12.2	4.34	1.35	0.07	0.05	27.73	6.07
including	630	642	11.9	4.87	1.91	0.01	0.10	31.39	3.19
BRAPD000047	648	727	79.3	4.55	2.45	0.83	0.60	51.11	9.72
including	648	657	8.7	0.31	0.10	2.49	1.43	62.95	8.22
including	661	667	5.9	0.18	0.19	1.60	0.93	35.31	5.28
including	670	708	38.6	5.30	3.21	0.85	0.66	60.45	11.34
including	718	727	9.7	13.99	5.59	0.07	0.23	71.34	19.96
BRAPD000047	733	736	2.7	8.82	3.34	0.03	0.11	58.00	12.60
BRAPD000049	539	554	15.5	2.83	1.70	0.12	0.11	24.60	4.94
BRAPD000049	586	624	37.5	0.07	0.05	0.42	1.23	20.23	2.89
including	586	604	17.9	0.12	0.09	0.69	1.99	32.89	4.71
BRAPD000050	574	680	106.1	5.09	2.07	0.54	0.42	45.88	9.08
including	597	645	48.0	10.08	4.22	0.27	0.20	69.21	15.32
including	666	672	5.8	0.36	0.02	4.23	1.67	116.15	12.85
BRAPD000050	704	707	2.5	0.03	0.00	1.11	0.48	19.33	3.16
BRAPD000050	715	718	2.6	0.03	0.00	0.78	2.48	10.57	4.96
BRAPD000050	736	745	9.3	0.02	0.83	0.69	0.47	14.44	2.86
BRAPD000051	383	385	2.1	3.27	1.47	0.34	0.06	88.00	6.71
BRAPD000054	432	446	13.8	3.00	0.66	0.02	0.01	15.23	3.83
BRAPD000054	446	453	6.2	0.10	0.01	0.98	0.35	14.91	2.73
BRAPD000054	492	498	6.3	4.66	0.54	0.04	0.02	12.77	5.40
BRAPD000054	505	518	13.5	3.27	0.09	0.02	0.01	2.61	3.44
BRAPD000057	607	864	257.5	3.71	1.87	0.36	0.23	43.68	6.92
including	607	674	67.2	6.02	3.61	0.29	0.24	57.93	10.68
including	684	715	30.4	1.38	0.94	1.73	0.84	60.49	7.64
including	718	751	32.9	7.33	3.15	0.21	0.17	49.85	11.25
including	784	864	79.8	3.12	1.20	0.11	0.12	43.35	5.18
BRAPD000057	883	887	4.4	2.76	0.35	0.58	0.03	13.33	4.43
BRAPD000057	893	896	2.9	3.24	0.40	0.47	0.03	12.80	4.73
BRAPD000057	899	905	5.7	0.08	0.01	1.80	0.25	33.88	4.52

*Zn_Eq was calculated using the following price assumptions: Zn=US$2,521/t (US$1.14/lb), Pb=$2,003.88/t (US$0.91/lb), Cu=$6,402.1/t (US$2.9/lb), Au=US$1,298.49/oz, Ag=U$16.79/oz; and the following metallurgical recovery assumptions: Zn=89%, Pb=85%, Cu=68%, Au=70%, Ag=75%

Only intervals with assays >2.5% Zn_Eq are reported. True widths of the mineralized intervals are unknown at this time. Assay results pending for holes BRAPD000059, 060, 071.

Babaçu Exploration Target Statement

Based on a review of 76 drill holes totaling 40,021 m in the Babaçu mineralized body and other exploration work on the property, such as airborne and ground geophysical surveys, geological mapping, soil geochemistry, and drill testing of other targets, Nexa is pleased to provide an updated exploration target statement in “Table 3” below.

Table 3. Babaçu Exploration Target Statement

Site/	Tonnes (Mt)		Ag (g/t)		Au (g/t)		Zn (%)		Cu (%)		Pb (%)
deposit	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High
Babaçu	25	45	20	50	0.3	1.0	2.0	4.0	0.3	0.7	1.0	2.0

Note: The potential quantity and grade is conceptual in nature. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration can result in the target being delineated as a mineral resource.

The upper and lower values of the above grade ranges are based on the existing drill hole information, with consideration given to the neighbouring bodies, Ambrex and Arex. The estimated tonnage range is based on the dimensions of the Babaçu mineralized body tested by 76 diamond drill holes.

Figure 2. Babaçu vertical cross section with assay results from hole BRAPD000057.

In 2020, exploration drilling at Babaçu will continue to be focused on its potential continuity to the NW. Ten diamond drill holes, totaling 8,000 meters, are expected to be executed, as shown in “Figure 3” below.

Figure 3. Proposed Babaçu drilling program for 2020.

Technical Information

Jose Antonio Lopes, MausIMM CP (Geo): 224829, a mineral resources manager, a qualified person for purposes of NI 43-101 (as defined below) and a Nexa employee, has verified the data disclosed in this news release including sampling, analytical and test data underlying the information contained herein. Data verification procedures included site visits, review of drill and core collection, logging and sampling practices, and evaluation of quality control sample results and geological interpretations.

Information about the sampling methodology, etc. of the projects can be found in the Aripuanã Technical Report available at www.sedar.com under Nexa Resources’ SEDAR profile.

This document contains certain disclosure relating to mineral properties of Nexa Resources that has been prepared in accordance with the requirements of Canadian securities laws. Unless otherwise indicated, all mineral reserve and mineral resource estimates included in this document have been prepared in accordance with the May 10, 2014 edition of the Canadian Institute of Mining, Metallurgy and Petroleum (or CIM) Definition Standards for Mineral Resources and Mineral Reserves (“2014 CIM Definition Standards”) and disclosed in accordance with National Instrument 43-101 — Standards of Disclosure for Minerals Project (“NI 43-101”).

Canadian disclosure requirements, including NI 43-101, differ significantly from the requirements under Industry Guide 7 promulgated by the U.S. Securities and Exchange Commission. Among other things, Industry Guide 7 does not contemplate the term “resource” and the requirements under NI 43-101 for identification of “reserves” are not the same as the requirements under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under Industry Guide 7, a “final” or “bankable” feasibility study is required to report reserves; the three-year historical average price, to the extent possible, is used in any reserve or cash flow analysis to designate reserves; and the primary environmental analysis or report must be filed with the appropriate governmental authority. One consequence of these differences is that “reserves” estimated in accordance with Canadian requirements may not qualify as “reserves” under Industry Guide 7 standards.

Descriptions in this document of our mineral properties prepared in accordance with NI 43-101 may not be comparable to similar information prepared in accordance with Industry Guide 7. They may also not be comparable to similar information provided by other issuers in accordance with Industry Guide 7.

About Nexa

Nexa is a large-scale, low-cost integrated zinc producer with over 60 years of experience developing and operating mining and smelting assets in Latin America. Nexa currently owns and operates five long-life underground mines - three located in the Central Andes of Peru and two located in the state of Minas Gerais in Brazil - and is developing the Aripuanã Project as its sixth underground mine in Mato Grosso, Brazil. Nexa was among the top five producers of mined zinc globally in 2018 and also one of the top five metallic zinc producers worldwide in 2018, according to Wood Mackenzie.

Cautionary Statement on Forward-Looking Statements

This news release contains certain forward-looking information and forward-looking statements as defined in applicable securities laws (collectively referred to in this News Release as “forward-looking statements”). All statements other than statements of historical fact are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of NEXA to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include (but are not limited to) estimates, forecasts, and statements as to management’s expectations with respect to the business and operations of the Company and mining production and its projects.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Statements concerning future production costs or volumes are based on numerous assumptions of management regarding operating matters and on assumptions that demand for products develops as anticipated, that customers and other counterparties perform their contractual obligations, that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labor disturbances, interruption in transportation or utilities, adverse weather conditions, and that there are no material unanticipated variations in the cost of energy or supplies.

We assume no obligation to update forward-looking statements except as required under securities laws. Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our public disclosures filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov).

For further information, please contact:

Roberta Varella — Head of Investor Relations

ir@nexaresouces.com

+55 11 3405-5601